UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
December 16, 2022
COMPLETION OF REDEMPTION
$500,000,000 3.250% GUARANTEED NOTES DUE 2023 (THE "NOTES") (OF WHICH $94,176,000 IN PRINCIPAL AMOUNT ARE OUTSTANDING)
Rule 144A Notes:
Cusip No.: 70501VAA6, ISIN: 1 US70501VAA61, Common Code: 092818845
Regulation S Notes:
Cusip No.: G6964RAA2 ISIN: USG6964RAA26, Common Code: 092818861
OF
PEARSON FUNDING PLC (THE "ISSUER")
GUARANTEED BY PEARSON PLC

NOTICE IS HEREBY GIVEN THAT the Issuer has today completed the redemption of all $94,176,000 principal amount outstanding of its 3.250% Guaranteed Notes due 2023 at a redemption price of $1,003.43 per $1,000, representing the principal amount outstanding plus accrued but unpaid interest through the December 16, 2022 redemption date.

The Issuer will request the cancellation of the listing of the Notes on the Official List of the Financial Conduct Authority.

For further information, please contact:

Trustee, Paying Agent and Calculation Agent:	The Bank of New York Mellon One Canada Square London E14 5AL
Issuer:	Pearson Funding plc 80 Strand London WC2R 0RL
Guarantor:	Pearson plc 80 Strand London WC2R 0RL

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 December 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary